2024 REPORT

Earkick


Invest in
EARKICK
to improve
mental health
for GenZ

REPORT CARD

Dear investors,

This year has been exceptional in terms of growth and market validation. As we embark on 2025, we're excited to take Earkick to the next level. The progress we made in 2024 has laid a solid foundation, and we are excited to build on it with several key projects in the pipeline, from introducing new features to expanding our reach in the US market.

Key Achievements:

User Growth and Engagement:

We've seen significant growth in user acquisition, with 11,000 Monthly Active Users (MAU) and 30% MoM growth, positioning Earkick as a leading platform for personal wellbeing support.

Our Panda feature, a highly engaging, AI-powered personal support assistant, has been the driving force behind most conversions to paid

users.

Product Enhancements:

We have focused on making Earkick an indispensable tool for mental health, blending tracking, therapy, mindfulness, and habit-building features seamlessly.

User feedback has been invaluable, and we've made several tweaks to improve the experience, especially focusing on enhancing the onboarding process.

Plans for 2025:

New Features & Product Launches:

We're planning to launch advanced AI-driven insights to track not just mental health but biomarkers related to overall well-being. New features, including personalized coaching sessions and expanded soundscape libraries, are in the works to help users maintain consistent mental health.

Building a Stronger Brand:

Continuing to position Earkick as a scalable platform for both personal users and professionals in the mental health and wellness fields.

Looking Ahead:

We are incredibly optimistic about the future. Our team's commitment to improving user well-being, developing innovative features, and expanding globally is stronger than ever. We're excited to continue this journey in 2025 and beyond, knowing that we are making a real difference in the lives of our users.

We need your help!

We're on a great mission to make mental health support free, immediate, and always available. Free mental health support gives everyone a better shot at thriving —because a clear mind opens the door to a better, healthier and more successful life. available Keep spreading the word about Earikick. Mental health isn't a luxury—it's a fundamental human right. Yet, access to support is still a privilege. People with money can afford the best care, while those juggling

multiple jobs, caregiving responsibilities, or financial constraints are left with nothing.We built Earkick to level the playing field. Whether you're a CEO, a student, or someone just trying to get through the day, you deserve the same high-quality support without a paywall. Our users don't have to worry about insurance, hidden fees, or wait times. They get instant, personalized help whenever they need it—because success, joy, and well-being should not be reserved for the privileged few. Please join us on our mission to provide mental health support for free for everyone.

Sincerely,

Herbert Bay

CEO & Co-Founder

Karin A. Stephan

COO & Co-Founder

How did we do this year?

REPORT CARD

B+

☺ The Good

Strong User Growth: We saw impressive growth in users, with an average 33% MoM increase overall to 25k monthly active users

average 33% MoM increase overall to 25k monthly active users

Increased Revenue and Retention: Revenue passed $8,000 MRR and 1-month retention improved to 49.5%.

Successful Fundraising: Securing an additional $25K investment from a serial entrepreneur and B2C growth expert brings valuable

☹ The Bad

A bug causing the AI to speak Spanish led to a temporary drop in session duration in November.

Challenges with paid User Acquisition: The user acquisition strategy tested on Meta did not deliver the desired results.

Ongoing Funding Needs: Despite the recent investment, Earkick still has ongoing funding needs.

2024 At a Glance

January 1 to December 31



$38,108 +18X

Revenue



-$213,888

Net Loss



$0

Short Term Debt



$54,300

Raised in 2024



$144,557
Cash on Hand

INCOME BALANCE NARRATIVE

● Revenues   ● Profit

$38,108

$1,945

-$27,818

-$213,888

2023

2024

Net Margin: -561%   Gross Margin: 0%   Return on Assets: -10%   Earnings per Share: -$0.02

Revenue per Employee: $4,764   Cash to Assets: 7%   Revenue to Receivables: ~   Debt Ratio: 0%

📄 Earkick__Inc_Financial_Statements___Review_Report.pdf

📄 2024_Earkick__Inc._-_Financial_Statements___Review_Report.docx.pdf

We  Our 23 Investors

Thank You For Believing In Us

Dean Morgan	Alok Gupta	Clifford Bauman	Mba- Akuribila	Bernhard Köhler	Todd Bailey
Marek Dajnowski	Ruth Beckers	Craig Lewis	Gustaf Nordbäck	Jose L. Cortes	Mariusz P Brzytwa
Rick Wayne	Dany Pen	Sharyn Grayson	Dawn Witte	Robin Kick	

Thank You!

From the Earkick Team



Herbert Bay 🔗

CEO & Co-Founder

Pioneer researcher in AI, Herbert founded three deep tech startups and exited two. kooaba built the first cloud-based image recognition engine and was acquired by...



Karin A. Stephan 🔗

COO & Co-Founder

Co-founded her first company in music education/studio/sales, and has an academic background in Management Psychology, Digital Management & Transformation, an...







Gagan Narula

VP Machine Learning

Expert in machine learning for mental health with PhD from ETH Zurich. Proficient in experimental neuroscience, da...



João Palotti

VP of Data Science

Formerly post-doc at MIT specializing in health behavior analysis with machine learning. Published extensively in top...



Nataliia Kozlovska 🔗

Head of Mobile

Seasoned iOS developer with a proven track record spanning several years, adept at creating successful and user-friendly...



Marek Dajnowski 🔗

Software Architect

Seasoned full-stack web developer. Former Software Architect at Instapage. Proven ability to navigate all stages of...



Igor Makara 🔗

Senior Mobile Engineer

Leading Mobile Developer: Android & iOS Expertise. Worked on a large range of well-known consumer apps....



Dariia Denysenko 🔗

QA Engineer

Test design expert. Proficient in SCRUM methodology, adept in testing web and mobile applications.

Details

The Board of Directors

Director	Occupation	Joined
Herbert Bay	CEO @ Earkick	2021
Evan Nisselson	Partner @ LDV Capital	2021
Karin A. Stephan	COO @ Earkick	2021

Officers

Officer	Title	Joined
Herbert Bay	CEO Secretary	2021
Karin A. Stephan	COO	2021

Voting Power ❷

Holder	Securities Held	Voting Power
Karin A. Stephan	4,000,000 Common	38.9%
Herbert Bay	4,000,000 Common	38.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
10/2021	$1,000,000	Preferred Stock	Section 4(a)(2)
10/2022	$395,000	Safe	Section 4(a)(2)
09/2023	$135,000	Safe	Section 4(a)(2)
04/2024	$54,300		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

In the fiscal years 2022 and 2021, the Company provided financial assistance to its related party, Earkick GMBH, located in Switzerland. The loan bears no interest rate and has no defined maturity date. As of December 31, 2022, and December 31, 2021, the outstanding balance of this amount due from the related party is $792,762 and $275,677, respectively. The entire amount is classified as a current asset.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	13,800,000	8,000,000	Yes

Common	[illegible]	[illegible]	Yes
Preferred	2,285,714	2,285,714	Yes

Warrants: 0
Options: 1

Form C Risks:

Risk An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Customer Data Privacy Risk We collect, store, and process customer data, including personal information, as part of our business operations. Despite our stringent security measures, the risk of data breaches exists. Unauthorized access, use, or disclosure of confidential customer data could harm our reputation, brand, and operational performance. This could also expose us to substantial financial penalties from regulatory authorities and financial liability in event of litigation, alongside the costs associated with rectifying these breaches, all of which could materially impact our financial condition.

Reliance on Third-Party Software Our company's operations are heavily reliant on software platforms and solutions developed by third parties. These external dependencies significantly increase our risk related to software availability, stability, and security. Any disruptions in these third-party services, or changes in terms of use, such as price increases or service cessation, could adversely impact our operations. Furthermore, if bugs, errors, or vulnerabilities are discovered in third-party software, our ability to manage these issues is largely out of our control, potentially leading to operational disruptions, increased costs, and harm to our reputation.

Hiring and Retaining Talent Our future success heavily relies on the skills, experience, and efforts of key personnel. Our growth strategies necessitate hiring and retaining highly skilled individuals who can manage and operate our increasingly complex business. Competition for such talent is intense, and we may not be successful in attracting and retaining qualified individuals. Failure to do so could affect our ability to remain competitive, innovate, or manage day-to-day operations, which could have a material adverse effect on our growth prospects and financial condition.

Uncertainty of Product-Market Fit Our future success depends on our ability to achieve and maintain a product-market fit in a rapidly evolving industry. There is no guarantee that our current or future product offerings will satisfy market needs. Customer preferences might

evolve, or competitors might introduce similar or superior solutions, reducing the demand for our products. If we fail to anticipate or respond adequately to changes in market conditions or customer preferences, our revenue growth and profitability could suffer.

Change in Customer Acquisition Cost Our business model anticipates a certain cost of customer acquisition, which is subject to change due to factors such as increased competition, market saturation, or fluctuations in advertising rates. An increase in customer acquisition costs could significantly impact our profitability, particularly if the lifetime value of our customers does not increase correspondingly. The volatility in customer acquisition costs could impair our ability to plan our marketing strategy, potentially leading to reduced market share and revenue.

Competition We operate in a market characterized by intense competition and rapid technological advancements. Our competitors may have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, sale, and support of their products. There is a risk that competitors may develop similar or superior products and services which could render our offerings obsolete or non-competitive. Additionally, if we are unable to maintain our competitive position, we may experience a decline in our market share, revenue, and profitability.

Lack of Intellectual Property / Cost of Defending IP We currently either lack robust intellectual property protections or are exposed to potential disputes over intellectual property rights. The absence of, or inability to enforce, intellectual property rights could allow competitors to replicate our products or services, which may diminish our market share and adversely affect our revenue. Furthermore, any litigation to protect our intellectual property rights, regardless of its outcome, could result in substantial legal fees and resources spent, distracting our management from regular business operation, which could negatively impact our business, operating results, and financial condition.

Software Development Execution Risk Our business success relies on the timely development, deployment, and scalability of our software solutions. Software development carries inherent risks, including potential delays, difficulties in executing developmental stages, and the possibility of unsuccessful outcomes. If our technology fails to function correctly, or if we experience delays in releasing our solutions, it could significantly affect our ability to retain or attract customers, resulting in adverse impacts on revenue. Furthermore, substantial developmental failures may require increased capital to rectify, impacting our financial condition.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Evan Nisselson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics,

and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Earkick Inc.

Delaware Corporation
Organized April 2021
8 employees
315 Montgomery Street
San Francisco CA 94104 https://earkick.com/

Business Description

Refer to the Earkick profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Earkick is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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